legal & compliance, llc

laura aNTHONy, esquire
STUART REED, ESQUIRE	WWW.LEGALANDCOMPLIANCE.COM
OF COUNSEL	HTTP://WWW.SECURITIES-LAW-BLOG.COM

DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

November 28, 2012

VIA ELECTRONIC EDGAR FILING

Raj Rajan, Senior Staff Accountant

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Jameson Stanford Resources Corporation
Form 8-K
Filed November 2, 2012
File No. 000-54405

Dear Mr. Raj:

We have electronically filed herewith on behalf of Jameson Stanford Resources Corporation (the “Registrant”) Amendment No. 1 to the above-referenced Form 8-K. This Amendment No. 1 is marked with  tags to show changes made from the previous filings. In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to Michael Stanford dated November 9, 2012. We trust you shall deem this Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Item 4.01 – Changes in Registrant’s Certifying Accountant

Comment 1. We note that on October 29, 2012, you merged with Bolcan Group LLC. It appears that the acquisition will be treated as a reverse merger. In a merger accounted for as a reverse acquisition, a change in accountants usually occurs unless the same accountant has audited the historical financial statements of both the issuer and the operating company. The accountant who will no longer be associated with the combined entity is considered to be the predecessor accountant. We note that two accountants are involved in this transaction: Mantyla McReynolds, LLC, and Silberstein Ungar, PLLC. Please amend this Form 8-K to include Item 4.01 and to report the change in accountants that includes all disclosures required by Item 304 of Regulation S-K.

Response 1: We have amended the Form 8-K to include Item 4.01 as follows:

Item 4.01 – Changes in Registrant’s Certifying Accountant

(a)    In connection with the Merger, on October 29, 2012, we, by our board of directors, dismissed Silberstein Ungar, PLLC (“Silberstein”) as our independent registered public accounting firm. Silberstein issued a report on our consolidated financial statements for the fiscal year ended December 31, 2011. We did not have any disagreements with Silberstein on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to Silberstein’s satisfaction, would have caused them to make reference thereto in their reports on our financial statements.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Raj Rajan, Senior Staff Accountant

Securities and Exchange Commission

November 28, 2012

We have provided Silberstein with a copy of the disclosures in this Form 8-K/A (Amendment No. 1) prior to the filing of these disclosures and has requested that Silberstein furnish a letter addressed to the Securities and Exchange Commission stating whether or not Silberstein agrees with the statements made herein above and, if not, stating in which respects Silberstein does not agree. Silberstein’s letter is attached to this Form 8-K/A (Amendment No. 1) as Exhibit 16.1.

(b) On August 27, 2012, with the approval of our board of directors, Bolcan retained retained Mantyla McReynolds, LLC to be our independent registered public accounting firm, which retention, we confirmed, on November 20, 2012.

During the two most recent fiscal years and the interim period preceding the engagement of Mantyla McReynolds, LLC, we have not consulted Mantyla McReynolds, LLC regarding: (i) the application of accounting principles to any specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on our financial statements, or (iii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as defined in Item 304(a)(1)(v)).

Furthermore, we acknowledge the following:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legal & Compliance, LLC

By:	/s/ Laura Anthony, Esq.
Laura Anthony, Esq.

Jameson Stanford Resources Corp.

By:	/s/ Michael Stanford, CEO
Michael Stanford, CEO

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832